Room 4561

October 12, 2006

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd., Suite 100
Sacramento, CA 95834

Re: Unify Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 2, 2006
File No. 1-11807

Dear Mr. Wille:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   With respect to Proposal No. 2, please advise whether you considered the application of Note A to Schedule 14A. In this regard, it appears that the proxy statement should be expanded to provide all of the information that would be required by Items 11, 13 and 14, as it does not appear that stockholders will have a separate opportunity to vote upon the acquisition of GUPTA Technologies.

2.   Also, in view of the fact that it appears that the increased share authorization for which you are seeking stockholder approval is required in order to consummate your acquisition of GUPTA Technologies, your disclosure should be revised to provide a materially complete description of the Purchase and Exchange Agreement entered into between Unify and Halo Technology Holdings, Inc. on September 13, 2006.

3.   We note the disclosure you have committed to issuing an additional 5,000,000 shares of common stock and warrants to purchase up to 750,000 shares of you common stock in connection with the Purchase and Exchange Agreement between Unify and Halo Technologies. We also note the disclosure referencing your recent agreement to acquire GUPTA Technologies. Please revise your disclosure to clarify the relationship between the Purchase and Exchange Agreement between Unify and Halo and your agreement to acquire GUPTA. To the extent that these two agreements are one in the same, please clarify your disclosure.

4.   We note that the principal purpose of this amendment to authorize additional shares of common stock to be available in the event the Board of Directors raises additional capital through the sale of equity security. We also note your reference to the insufficient number of shares authorized to meet your current commitments, including common stock to be issued to Halo. Please revise to reconcile these statements or otherwise advise.

5.   You disclose that Unify does not have sufficient shares currently authorized to meet its current commitments. Please revise to identify your commitments, including the number of shares of common stock that will be issued pursuant to each commitment. Your discussion should clearly identify whether the shares to be issued pursuant to each current commitment will be shares authorized prior this proposal to increase your authorized common stock or whether the shares to be issued are being authorized pursuant to this proposal.

6.   Please expand your disclosure to explain the consequences if stockholders do not approve the increased share authorization. In this regard, it does not appear that your currently have a sufficient number of authorized shares to issue 5,000,000 shares of common stock and warrants to purchase 750,000 shares of common stock as required by the Purchase and Exchange Agreement. Please discuss any impact to your liquidity position should you be unable to fund the cash

commitment under the agreement by a capital-raising transaction involving the issuance of equity securities. Also discuss any potential liability as a result of your contractual obligations with Halo.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857, or Jeffrey Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202)

551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (916) 928-6408</u>
       Todd Wille
       Unify Corporation